UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-37790

CHINA ONLINE EDUCATION GROUP

6th Floor Deshi Building North,

Shangdi Street, Haidian District

Beijing 100085,

The People’s Republic of China

Tel: +86 10-5692 8909

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒                                               Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ONLINE EDUCATION GROUP

	By:	/s/ Jack Jiajia Huang

	Name:	Jack Jiajia Huang
	Title:	Chairman of the Board of Directors

Date: December 17, 2018

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EXHIBIT INDEX

Exhibit 99.1 — Press Release

Exhibit 99.2 — Notice of Annual General Meeting

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